EXHIBIT 1.01

Conflict Minerals Report of Advanced Energy Industries, Inc.

For Year Ending December 31, 2020

Introduction and Company Overview

This Conflict Minerals Report of Advanced Energy Industries, Inc. (“AE”) for the reporting year January 1, 2020 to December 31, 2020 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). All references to "Company", "we", "our" and similar references are references to Advanced Energy Industries, Inc. and its consolidated subsidiaries. AE designs, manufacturers, and sells a broad portfolio of products and services. These include power conversion solutions that enable innovation in complex semiconductor and thin film plasma processes such as dry etch, strip, chemical and physical deposition, high and low voltage applications such as process control, data center computing, networking, telecommunication, analytical instrumentation, medical equipment, industrial technology and temperature-critical thermal applications such as material and chemical processing, and related instrumentation products for advanced temperature measurement and control, electrostatic instrumentation products for test and measurement applications, and gas sensing and monitoring solutions for multiple industrial markets (collectively, “AE Products”). Please refer to Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716, for definitions of the terms used in this report, unless otherwise defined herein.

For the 2020 calendar year, AE determined that tin, tungsten, tantalum, and/or gold (“3TGs”) were necessary to the functionality or production of the Company’s products that were manufactured or contracted to be manufactured. As a downstream supplier of the AE Products, the Company is far down the supply chain from the actual mining or refining of 3TGs. By engaging with its direct suppliers, the Company conducted a reasonable country of inquiry (“RCOI”) to determine whether any of the 3TGs in our products originated in the Democratic Republic of Congo or adjoining countries (“Covered Countries”). The Company conducted good faith due diligence on the source and chain of custody of the necessary 3TGs as summarized in this Conflict Minerals Report.

AE is committed to complying with the requirements of Rule 13p-1 and upholding responsible sourcing practices. As such, the Company has put into place a robust due diligence program to ensure its contributions to upholding human rights and responsible practices across the supply chain.

Conflict Minerals Policy

The Company's Conflict Minerals Policy states our intent to avoid knowingly procuring materials that contain 3TGs that originate in the Covered Countries and that are not certified as conflict-free. The Company communicates the expectation that our suppliers adhere to this practice as well. The policy also encourages our suppliers to establish and follow appropriate due diligence programs and provide us with information regarding the source of 3TGs in the material they sell to us. Our conflict mineral policy is available on our website at https://www.advancedenergy.com/globalassets/non-resource-library-assets/sds-documents/conflict-minerals-policy.pdf.

Description of Reasonable Country of Origin Inquiry

To determine whether necessary 3TGs in products originated in Covered Countries, AE retained a third-party service provider to assist the Company in reviewing the supply chain and conducting an RCOI as it relates to 3TGs. To implement the RCOI, the Company surveyed its direct suppliers to collect information regarding the presence and sourcing of 3TG used in the products supplied to the Company. The survey used the Conflict Minerals Reporting Template (“CMRT”) version 6.01 or higher to conduct a survey of in-scope suppliers. Information was collected and stored using an online platform (“ACM”) provided by our third-party service provider.

On September 10, 2019, AE acquired Artesyn Embedded Technologies’ Embedded Power business and added its suite of power conversion products and power supplies to AE’s product offerings. The supply chain for the Artesyn products was included in the RCOI process for the 2020 reporting year. As a result, the number of suppliers surveyed increased to 866 compared to the 760 suppliers that were surveyed in our RCOI for the 2019 reporting year.

In coordination with our third-party service provider, the supplier engagement process can be summarized as follows:

●	Initial communication requesting CMRTs;
●	Two follow up requests sent to non-responsive suppliers requesting CMRTs;
●	The third-party service provider’s escalation manager conducted up to two escalations;
●	The deadline for suppliers to provide information for the 2020 reporting year was May 10, 2021.

Supplier responses were evaluated for plausibility, consistency, and gaps using the ACM. The ACM performs an automated data validation program by comparing answers within the CMRT for consistency. Suppliers are contacted regarding invalid forms and encouraged to make corrections and submit a valid form. Suppliers are also provided with guidance on how to correct validation errors in the form of feedback on their CMRT and by direct engagement. The total response rate for this reporting year was 87%, with less than 1% of these being considered invalid submissions. This compares to a response rate of 87% for the 2019 reporting year, and 40% for the 2018 reporting year.

Based on its RCOI, the Company determined it had insufficient information to conclude either (i) that all of its necessary 3TGs originated outside the Covered Countries or from sources within the Covered Countries deemed “Conformant” by the Responsible Minerals Initiative (“RMI”), or (ii) that all of its necessary 3TGs came from recycled or scrap sources. As a result, AE performed further due diligence on the source and chain of custody of the 3TGs in question.

Due Diligence

AE designed its due diligence measures to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition. As a downstream purchaser of products which contain conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. We also rely, to a large extent, on information collected and provided by responsible mineral sourcing validation programs. Such sources of information may yield inaccurate or incomplete information.

The Company utilizes internal resources within its supply chain organization in collaboration with its environmental compliance manager to lead the due diligence efforts. In addition, this team works with the Company’s third-party service provider to evaluate supply chain information regarding 3TGs, identify potential risks, and plan future mitigation measures. The CMRTs are used to help identify the upstream sources of 3TGs. Based on the list of smelter or refiners (“SORs”) maintained by the RMI and the RCOI responses received from its suppliers, the Company identified a total of 333 SORs that may be in its supply chain. These SORs were compared to the RMI’s Responsible Minerals Assurance Process (“RMAP”) list of audited SORs.

The Company relies on the third-party audits of SORs that are conducted as part of the RMAP. The RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the 3TGs used by SORs that agree to participate in the program. Of the 333 SORs identified in the supply chain, 71% are RMAP conformant. For the significant majority of SORs reported by the Company’s suppliers, there is inadequate information available to assess the source of the 3TGs they process. Therefore, AE concluded in good faith that it lacks sufficient information to trace the source and chain of custody of any 3TGs contained in its products up through the supply chain to a specific SOR or, in turn, to a country or mine of origin.

Future Mitigation

The Company intends to undertake the following steps during the calendar year 2021 to improve the due diligence process and mitigate the risk that 3TGs in our products might benefit armed groups in the Covered Countries, including:

●	Continue education efforts internally and with our suppliers about 3TG reporting requirements;
●	Continue to compare RCOI results to information collected via independent conflict free SOR validation programs such as those referenced in this report; and
●	Contact SORs identified as a result of the RCOI process and requesting their participation in obtaining a “conflict free” designation from an industry program such as those referenced in this report.

Forward-Looking Statement Disclaimer

This report includes forward-looking statements, including but not limited to those regarding AE’s expected future supplier diligence and engagement efforts and development of related processes. These statements and their underlying assumptions are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from current expectations, including but not limited to: regulatory changes and judicial developments relating to conflict minerals disclosure; changes in our supply chain, components and parts, or products; industry developments relating to supply chain diligence, disclosure and other practices; and other risks described in our most recent Form 10-Q and other SEC filings. Forward-looking statements are based on estimates, projections and assumptions as of May 28, 2021, and AE undertakes no obligation to update any such statements.